Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Partial Change to the Organizational Structure of the New Securities Company

Tokyo, May 18, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been preparing for the two groups’ management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and have decided to partially change the organizational structure of the new securities company which was announced on April 20, 2005 as below, to strengthen its strategic business areas.

1.	“Real Estate Investment Banking Office” shall be changed to “Real Estate Investment Banking Division”.

2.	“Equity Marketing Division” shall be newly established.

3.	“Equity Sales Division I, Global Business Support Office” shall be changed to “Equity Marketing Division, Marketing Planning Office”.

4.	“International Business Division” shall be newly established.

(Contacts)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9066)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

Company Name: Mitsubishi Securities Co., Ltd.

Name of Representative: President: Koichi Kane

(Code Number 8615 First Section of the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)

Announcement regarding Issuance of Stock Acquisition Rights as Stock Options

May 18, 2005—At a meeting held today, the Board of Directors of Mitsubishi Securities Co., Ltd. (the “Company”) resolved to submit to the annual general meeting of the shareholders to be held on June 29, 2005 an agenda item seeking the approval of the issuance of the stock acquisition rights in accordance with Article 280-20 and Article 280-21 of the Commercial Code of Japan.

1. Reasons for issuing Stock Acquisition Rights on Specially Favorable Conditions

Following the merger of the Company and UFJ Tsubasa Securities Co., Ltd., the Company will issue the stock acquisition rights for no consideration because of the procedural requirements to protect the actual economic value of the stock options based on the stock subscription rights method (hereinafter referred to as the “previous stock subscription rights”) granted by UFJ Tsubasa Securities, the dissolving entity (hereinafter referred to as the “dissolving entity”), to employees as of June 29, 2000, in accordance with paragraph 1 of Article 280-19 of the previous commercial code of Japan.

2. Method of Issuance of Stock Acquisition Rights

(1) Recipients of stock acquisition rights

Holders of the previous stock subscription rights and their successors who (1) have not been granted stock acquisition rights of the dissolving entity by the merger date, and (2) hold unexercised stock subscription rights will receive the stock acquisition rights.

(2) Types and number of stocks that are the subject of stock acquisition rights

The maximum limit shall be 2,616,180 ordinary shares of the Company after the merger. The maximum number of shares is obtained by adjusting 6,229,000 shares, which is the number of shares that is the subject of the previous stock subscription rights, by the merger ratio of 0.42.

(3) Total number of stock acquisition rights

The maximum limit shall be 2,616,180. (The number of shares per each stock acquisition right shall be 1 ordinary share.)

(4) Issue price of stock acquisition rights

The stock acquisition rights will be issued for no consideration.

(5) Amount payable upon exercise of the stock acquisition rights

The amount payable upon exercise of each stock acquisition right will be ¥1,412 per share (the “Exercise Price”). The Exercise Price is obtained by adjusting the exercise price of the previous stock subscription right (¥593) in accordance with the following formula:

[Exercise Price after Adjustment]=[Exercise Price before Adjustment]	x	1
Merger Ratio (0.42)

If the Company issues new shares or divests its treasury stock (excluding any exercise of stock acquisition rights) at a price below the market price after the date on which stock acquisition rights are issued, the Exercise Price shall be adjusted in accordance with the following formula, with factional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

[Exercise Price after Adjustment]	=	[Exercise Price before Adjustment]	x	(Number of Outstanding Shares)	+	(Number of New Shares to be Issued) x (Amount to be paid per share)
(Market Price per Share before Issue of New Shares)
(Number of Outstanding Shares) + (Number of New Shares to be Issued)

The “number of outstanding shares” in the price adjustment formula above is obtained by subtracting the total number of treasury stock from the number of outstanding shares. In the event that the Company decides to divest its treasury stock, the “number of new shares to be issued” shall be replaced by the “number of treasury stock to be divested.” In addition, if the Company conducts a stock split or stock consolidation after the Exercise Price is determined, the Company may adjust the Exercise Price as appropriate.

(6) Exercise Period of the Stock Acquisition Rights

The exercise period shall be between the date of issuance of the stock acquisition rights and March 31, 2006 (the end of the exercise period for the previous stock subscription rights).

(7) Conditions to the Exercise of Stock Acquisition Rights

1.	If a person granted with the stock acquisition right dies, the successor of such person shall be entitled to exercise the right in accordance with the provisions of the agreement relating to the grant of stock acquisition rights.

2.	Other matters relating to the exercise of stock acquisition rights will be determined by the Board of Directors of the Company and will be set forth in the agreement relating to the grant of stock acquisition rights.

(8) Cancellation of Stock Acquisition Rights

1. The Company may cancel all stock acquisition rights for no consideration with the Board of Directors’ resolution if the following matters are approved at the general meeting of shareholders.

(i) Merger agreement, under which the Company becomes the dissolving entity.

(ii) Share exchange agreement, under which the Company becomes a wholly owned subsidiary.

(iii) Share transfer agreement, under which the Company becomes a wholly owned subsidiary.

2. If the subject persons who were granted the stock acquisition rights waive, either in whole or in part, the stock acquisition rights, the Company will be able to cancel the stock acquisition rights for no consideration.

(Note)	The above issuance of stock acquisition rights is subject to the approval of “Issuance of Stock Acquisition Rights as Stock Options” at the annual general meeting of shareholders to be held on June 29, 2005. Further details shall be decided by making resolutions at the meeting of the Board of Directors after obtaining the approval of the general meeting of the shareholders.

(Contact)

Mr. Kutose and Mr. Toyofuku,

Public Relations Office of Corporate Planning Division                                                                              03-6213-6124

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.